ATM Execution LLC

Statement of Financial Condition

December 31, 2020

(SEC I.D. No. 8-65509)

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65509

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2020___ AND ENDING ___12/31/2020___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ATM Execution LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

599 Lexington Avenue

OFFICIAL USE ONLY

_____
FIRM ID. NO.

(No. and Street)

New York	**NY**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Francis Jordan   **646-690-3257**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KPMG LLP

(Name – *of individual, state last, first, middle name*)

345 Park Avenue	**New York**	**NY**	**10154**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- **X** Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

SEC 1410 (06-02)   Potential persons who are to respond to the collection of

                                     information contained in this form are not required to respond

                                     unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Francis Jordan, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ATM Execution LLC, as of December 31st, 2020, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Francis Jordan
Francis Jordan
Chief Financial Officer

This report ** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation***.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).
*** Based upon the Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns and the difficulties arising from COVID-19, ATM Execution LLC is making this filing without a notarization.

ATM Execution LLC
Index
December 31, 2020



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Member and Management
ATM Execution LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ATM Execution LLC (the Company) as of December 31, 2020, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2017.

New York, New York
February 26, 2021

ATM Execution LLC
Statement of Financial Condition
December 31, 2020
Confidential

(in thousands)

Assets		
Cash	$	5,596
Securities borrowed		521,788
Receivables from brokers and dealers		2,813
Interest receivable		6,593
Deferred tax assets, net		7,436
Other assets		123
Total assets	$	544,349

Liabilities and Member's Equity		
Liabilities		
Securities loaned	$	521,788
Payables to brokers and dealers		157
Interest payable		6,593
Due to related parties		1,018
Accounts payables, accrued expenses and other liabilities		1,620
Total liabilities		531,176
Member's equity		13,173
Total liabilities and member's equity	$	544,349

The accompanying notes are an integral part of this financial statement.

1.   **Organization and Description of Business**

ATM Execution LLC (the "Company" or "ATM") is a registered broker-dealer and Financial Industry Regulatory Authority ("FINRA") member firm. The Company, a New York single member limited liability company is a wholly owned subsidiary of Cowen Structured Holdings Inc. ("CSHIC"), which is a wholly owned indirect subsidiary of Cowen Inc. ("CI" or "Ultimate Parent"). The Company is an introducing broker-dealer that uses algorithmic trading proprietary software owned by Algorithmic Trading Management, LLC ("AGLL"), an affiliate, to assist in the execution of trades for its customers. The Company engages in the borrowing and lending of securities to facilitate Cowen Financial Products LLC ("CFP") swap transactions with its clients.

The Company introduces its securities transactions to be cleared through an affiliated broker-dealer on a fully disclosed basis and does not carry customer funds or securities. The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and a member of the NYSE and other principal exchanges.

2.   **Summary of Significant Accounting Policies**

Basis of Presentation
The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") through the Accounting Standards Codification ("ASC") as the source of authoritative accounting principles in the preparation of financial statements.

Use of Estimates
The preparation of the accompanying financial statements in conformity with US GAAP requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the accompanying financial statements. Actual results could materially differ from those estimates.

Cash
Cash consists of cash held on deposit and is concentrated at Bank of America and BMO Harris Bank.

Fair Value of Financial Instruments
All the Company's financial instruments are carried at fair value or amounts approximating fair value.

Due to/from Related Parties
An affiliate of the Company may advance amounts and pay certain expenses on behalf of employees of the Company or other affiliates of the Company. These amounts settle in the ordinary course of business. Such amounts are included in due to related parties on the statement of financial condition.

Receivables from and Payables to Brokers and Dealers
Receivables from and payables to brokers and dealers primarily include outstanding commissions receivable and rebates related to the execution of customer trades.

Accounts Payables, Accrued Expenses and Other Liabilities
Accounts payable, accrued expenses and other liabilities primarily consists of accrued execution and technology expenses and other miscellaneous liabilities.

Fair Value Measurements

US GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1   Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2   Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active; and

Level 3   Fair value is determined based on pricing inputs that are unobservable and includes situations where there is little, if any, market activity for the asset or liability. The determination of fair value for assets and liabilities in this category requires significant management judgment or estimation.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company. The Company considers observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The categorization of a financial instrument within the hierarchy is based upon the pricing transparency of the instrument and does not necessarily correspond to the Company's perceived risk of that instrument.

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are carried at the amounts of cash collateral advanced or received on a gross basis. Securities borrowed transactions require the Company to deposit cash collateral with the lender. With respect to securities loaned, the Company receives cash or securities as collateral from the borrower. When the Company receives securities as collateral, and has concluded it (i) is the transferor and (ii) can pledge the securities to third parties, the Company recognizes the securities received as collateral at fair value in Securities owned, at fair value with the corresponding obligation to return the securities received as collateral at fair value in Securities sold, not yet purchased, at fair value. Securities received as collateral are not recognized when the Company either (i) is not the transferor or (ii) cannot pledge the securities to third parties. The initial collateral advanced or received approximates or is greater than the market value of securities borrowed or loaned. Securities borrowed and loaned may also result in credit exposures for the Company in an event that the counterparties are unable to fulfill their contractual obligations. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or returned, as necessary.

Accrued interest is recorded in interest receivable or interest payable in accordance with US GAAP and market convention for the imputation of interest on such instruments in the statement of financial condition.

Allowance for Credit Losses

Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured

at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances (e.g., based on collateral arrangements or based on the credit quality of the borrower or issuer). The guidance in ASC 326 does not apply to loans and receivables between entities under common control.

The Company identified fees and other receivables from non-related parties carried at amortized cost as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening retained earnings as of the beginning of the first reporting period effective. The Company determined that recognition of a cumulative effective adjustment was not necessary given the Company's expectation of credit losses at the date of adoption.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees and other receivables is not significant until they are 90 days past due based on the contractual arrangement and expectation of collection in accordance with industry standards.

Contingencies
The Company establishes reserves for contingencies when the Company believes that it is probable that a loss has been incurred and the amount of loss can be reasonably estimated. The Company discloses a contingency if there is at least a reasonable possibility that a loss may have been incurred and there are no reserves for the loss because the conditions above are not met. The Company's disclosure includes an estimate of the reasonably possible loss or range of loss for those matters which an estimate can be made. Neither accrual nor disclosure is required for losses that are deemed remote. At December 31, 2020, the Company did not have a reserve for contingencies.

Income Taxes
The Company, a wholly owned subsidiary of CSHIC, is included in the consolidated federal and combined state and local tax return filed by CI. The Company has a tax sharing agreement with CI whereby ATM records income tax liability or benefit as a deemed contribution or distribution, respectively, which is recorded as an adjustment to the Company's equity by the Member. Under this method, tax attributes and deferred tax items, such as net operating losses, are treated as realized by ATM to the extent utilized in CI's consolidated tax return.

ATM considers expected sources of taxable income of the consolidated tax group when evaluating the realizability of its deferred tax assets. The Company accounts for income taxes in accordance with US GAAP which requires the recognition of tax benefits or expenses based on the estimated future tax effects of temporary differences between the financial statement and tax bases of its assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date. Valuation allowances are established to reduce deferred tax assets to an amount that is more likely than not to be realized.

US GAAP clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. US GAAP requires the Company to determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the

more likely than not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant taxing authority. Please refer to Note 6, "Income Taxes" for additional information and disclosures.

Share-Based Compensation
Share-based awards relate to the Company's allocated equity grants under CI's equity and incentive compensation plans. See Note 5, "Deferred Cash Awards and Share-Based Compensation" for a description of these awards.

Accounting Pronouncements

Recently Adopted
In June 2016, the FASB issued guidance that impacts the impairment model for certain financial assets measured at amortized cost by requiring a CECL methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. The guidance became effective for the Company on January 1, 2020. Please refer to Allowance for Credit Losses for more information.

In December 2019, the FASB issued guidance simplifying the accounting for income taxes. The guidance removes certain exceptions for investments, intra-period allocations and interim calculations, and adds guidance to reduce complexity in accounting for income taxes. For public business entities, the guidance is effective for reporting periods beginning after December 15, 2020 and interim periods within those fiscal years with early adoption permitted. The Company and the Company's Ultimate Parent early adopted the guidance effective on January 1, 2020. The early adoption of the guidance had an insignificant impact to the Company's financial statements.

3. **Receivables from and Payables to Brokers and Dealers**

Receivables from and payables to brokers and dealers primarily include outstanding commissions and rebates related to execution of customer trades.

Amounts receivable from and payable to brokers and dealers at December 31, 2020 are assessed for collectability according to the Company's Allowance for Credit Losses policy. Amounts receivable from and payable to brokers and dealers at December 31, 2020 consist of the following:

(in thousands)	**Receivable**		**Payable**	
Commissions and fees	$	1,861	$	157
Liquidity fees		952		—
Total	$	2,813	$	157

4. **Transactions with Related Parties**

Due to related parties is presented net on the statement of financial condition, pursuant to a netting agreement in place between the Ultimate Parent and all affiliated entities, and settled net with Cowen Services Company, LLC ("CSC"). At December 31, 2020, the net payable due to CSC of $1.0 million is included in due to related parties on the statement of financial condition.

The Company previously entered into a service level agreement with an affiliate, Cowen Services Company, LLC ("CSC"), in which the employment of all of the Company's employees was assigned and transferred to CSC. Under this agreement, CSC is responsible for the compensation-related payments to these employees for their performance of services provided to the Company, and the

Company records the related amounts payable to CSC in due to related parties on the statement of financial condition. CSC also agreed to provide certain administrative, support services and other operational support to the Company. All direct and indirect expenses are paid by CSC through an expense sharing agreement. Indirect expenses are allocated based on time, usage and headcount.

ALGLL provided services to the Company related to its algorithmic trading proprietary software.

The Company provided services related to its algorithmic software to Cowen and Company LLC ("Cowenco"), an affiliated broker-dealer. Cowenco also provides clearing services, sales, marketing and trading support to the Company.

The Company provided services related to its algorithmic software to Cowen Prime Services LLC ("CPS"), an affiliated broker-dealer.

The Company engages in securities financing transactions with affiliates, Cowenco and CFP. These transactions are recorded at the amount of cash collateral advanced or received. At December 31, 2020, there were securities borrowed from Cowenco of $521.8 million and securities loaned to CFP of $521.8 million which are included in securities borrowed and loaned on the statement of financial condition.

5.   **Share-Based Compensation**

Share-Based Compensation
The Company's employees participate in CI's various stock incentive plans (the "Plans"). The Plans permit the grant of options, restricted shares, restricted stock units and other equity based awards to the Company's employees and directors. Stock options granted vest over two-to-five-year periods and expire seven years from the date of grant. Restricted shares and restricted share units issued may be immediately vested or may generally vest over a two-to-five-year period. Awards are subject to the risk of forfeiture. As of December 31, 2020, there were 2.4 million shares available for future issuance under the Equity Plans.

Restricted Shares and Restricted Stock Units Granted to Employees
The following table summarizes the Company's nonvested restricted shares and restricted stock units activity for the twelve months ended December 31, 2020:

	Nonvested Restricted Shares and Stock Units	Weighted-Average Grant-Date Fair Value
Beginning balances as of December 31, 2019	468	$ 14.30
Granted	100	27.42
Vested	(334)	18.23
Transfers	—	—
Forfeited	—	—
Ending balances as of December 31, 2020	234	$ 14.30

The fair value of restricted shares and restricted stock units is determined based on the number of shares or units granted and the quoted price of CI's Class A common stock on the date of grant.

6.   **Income Taxes**

During 2020, members of the CI consolidated group utilized a portion of the Company's net operating loss carryovers to offset the group's taxable income. Pursuant to the tax sharing agreement among members of the CI consolidated tax group, which is recorded using the benefits-for-loss methodology, the Company recorded a distribution through equity in the amount of $2.7 million.

For the year ended December 31, 2020, the effective tax rate of 31.53% differs from the statutory rate of 21% primarily due to state and local taxes as well as the impact of the settlement with the Member pursuant to the tax sharing agreement.

Deferred tax assets and liabilities reflect the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for the same items for income tax reporting purposes. A valuation allowance is recorded to the extent deferred tax assets are not more likely than not to be utilized in the future.

The components of the Company's deferred tax assets and liabilities as of December 31, 2020 are as follows:

(in thousands)		
Deferred tax assets, net		
Net operating loss	$	7,389
Other		47
Total deferred tax assets		7,436
Valuation allowance		—
Deferred tax assets, net of valuation allowance		7,436
Deferred tax liabilities		
Total deferred tax liabilities		—
Deferred tax assets, net of deferred tax liabilities	$	7,436

Deferred tax assets, net of deferred tax liabilities, are reported on the statement of financial condition.

During 2020, the Company's net deferred tax assets decreased by $2.7 million, primarily due to the utilization of a portion of the Company's net operating losses by affiliates, as discussed below.

The Company considers the taxable income of the consolidated tax group of which the Company is a member in evaluating whether deferred tax assets are expected to be realized. The Company believes it is more likely than not that the results of future operations, taking into account the impact of CI's projected future earnings and tax planning strategies, will generate sufficient taxable income to realize the net deferred tax assets. The Company recorded no valuation allowance against its deferred tax assets as of December 31, 2020.

As of December 31, 2020, the Company had net operating loss carryforwards for U.S. tax purposes of approximately $27.6 million, which will expire between 2030 and 2031.

As a result of an acquisition by CI in June 2011, a portion of the Company's net operating loss is subject to an annual limitation under Section 382 of the Internal Revenue Code ("Section 382"). The deduction limitation is approximately $6.7 million annually and applies to approximately $23.6

million of net operating losses. The Company expects all Sec 382 NOLs (net operating loss) to be realized in future years.

The Company's ultimate Parent, CI, is open to examination for the IRS and state and local tax authorities where the Company has significant operations for tax years 2017 through 2019. CI is currently under audit by New York State for the 2013 to 2017 tax years. The Company does not have any uncertain tax positions recorded for the year ended as of December 31, 2020. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

7.   **Contingencies**

In the ordinary course of business, the Company and its affiliates and current and former officers, directors and employees (for purposes of this section, collectively referred to as the Company and Related Parties) can be named as defendants in, or as parties to, various legal actions and proceedings. Certain of these actions and proceedings assert claims or seek relief in connection with alleged violations of securities, banking, anti-fraud, anti-money laundering, employment and other statutory and common laws. Certain of these actual or threatened legal actions and proceedings include claims for substantial or indeterminate compensatory or punitive damages, or for injunctive relief.

In the ordinary course of business, the Company and Related Parties are also subject to governmental and regulatory examinations, information gathering requests (both formal and informal), certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. The Company is subject to regulation by various U.S., state and foreign securities, and other regulators. In connection with formal and informal inquiries by these regulators, the Company receives requests, and orders seeking documents and other information in connection with various aspects of their regulated activities.

The Company seeks to resolve all litigation and regulatory matters in the manner management believes is in the best interests of the Company, and contests liability, allegations of wrongdoing and, where applicable, the amount of damages or scope of any penalties or other relief sought as appropriate in each pending matter.

The Company has evaluated all adverse litigation claims and based on the information currently available, the Company has not established any reserves for such claims, since in the opinion of Management, the likelihood of liability is not probable nor reasonably estimable. In addition, most of the various claims against the Company are in early stages of discovery or claimants seek indeterminate damages. Therefore, the Company cannot reasonably determine the possible outcome, the timing of ultimate resolution or estimate a range of possible loss, or impact related to each currently pending matter.

8.   **Regulatory Reporting**

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to compute net capital under the alternative method permitted by that rule. Under the alternative method, the Company's minimum net capital, as defined in (a)(1)(ii) of SEC Rule 15c3-1, equals to the greater of $0.3 million or 2% of aggregate debits arising from customer transactions. As of December 31, 2020, the Company had net capital of approximately $3.9 million, which was approximately $3.6 million in excess of its minimum net capital requirement. Advances to affiliates, repayment of borrowings, distributions, dividend payments and other equity

withdrawals are subject to certain notification and other provisions of SEC Rule 15c3-1 and other regulatory bodies.

The Company claims exemption from SEC's Rule 15c3-3 under subparagraph (k)(2)(ii) since it introduces securities transactions to be cleared through its clearing broker on a fully disclosed basis and promptly transmits all customer funds and securities to its clearing broker that carry those accounts.

The Company maintains certain assets in proprietary accounts ("PAB accounts") held at its clearing broker Cowenco, which is an affilated broker-dealer, and those balances are considered allowable assets for net capital purposes, pursuant to agreements between the Company and its clearing broker, which require, among other things, that the clearing broker perform computations for PAB account and segregate certain balances on behalf of the Company, if applicable.

9. Securities lending and borrowing transactions

The following tables present the contractual gross and net securities borrowing and lending agreements and the related offsetting amount as of December 31, 2020.

				Gross amounts not offset on the Statement of Financial Condition		
	Gross Amounts recognized, net of allowance	Gross Amounts offset on the Statement of Financial Condition (a)	Net Amounts included on the Statement of Financial Conditions	Financial instruments	Cash Collateral pledged (b)	Net amounts
	(dollars in thousands)					
As of December 31, 2020						
Securities Borrowed	$ 521,788	$ —	$ 521,788	$ 510,008	$ —	$ 11,780
Securities Loaned	521,788	—	521,788	510,008	—	11,780

(a) Includes financial instruments subject to enforceable master netting provisions that are permitted to be offset to the extent an event of default has occurred.
(b) Includes the amount of cash collateral held/posted.

The following tables present gross obligations for securities loaned by remaining contractual maturity and class of collateral pledged as of December 31, 2020:

	Open and Overnight	Up to 30 days	31-90 days	Greater than 90 days	Total
	(dollars in thousands)				
As of December 31, 2020					
Securities Loaned					
Common Stock	$ 511,277	$ —	$ —	$ —	$ 511,277
Corporate Bonds	10,511	—	—	—	10,511

10.   **Off-Balance-Sheet Arrangements and Credit Risks**

The Company does not have material off-balance sheet arrangements as of December 31, 2020. However, through indemnification provisions in its clearing agreement with Cowenco, customer activities may expose the Company to off-balance-sheet credit risk. Pursuant to the clearing agreement, the Company is required to reimburse Cowenco, without limit, for any losses incurred due to a counterparty's failure to satisfy its contractual obligations. However, these transactions are collateralized by the counterparty's underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date.

The Company introduces its securities transactions to be cleared through Cowenco on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and Cowenco, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades cleared through Cowenco, the Company believes that an estimable loss cannot be assigned. Accordingly, at December 31, 2020, the Company had recorded no liability.

Credit risk is the potential loss the Company may incur as a result of the failure of a counterparty or an issuer to make payments according to the terms of a contract. The Company's exposure to credit risk at any point in time is represented by the fair value of the amounts reported as assets at such time.

In the normal course of business, the Company's activities may include trade execution for its clients. These activities may expose the Company to risk arising from price volatility which can reduce clients' ability to meet their obligations. To the extent clients are unable to meet their commitments to the Company, it may be required to purchase or sell financial instruments at prevailing market prices to fulfill clients' obligations. In accordance with industry practice, client trades are settled generally two business days after trade date. Should either the client or the counterparty fail to perform, the Company may be required to complete the transaction at prevailing market prices.

The Company loans securities temporarily to CFP, an affiliate in connection with its securities lending activities. The Company receives cash as collateral for the securities loaned. Increases in security prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its client obligations. The Company controls this risk by monitoring the market value of securities loaned on a daily basis, and by requiring additional cash as collateral or returning collateral when necessary.

The Company borrows securities temporarily from Cowenco, an affiliated broker-dealer in connection with its securities borrowing activities. The Company deposits cash as collateral for the securities borrowed. Decreases in security prices may cause the market value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not return collateral, the Company may be exposed to the risk of selling the securities at prevailing market prices. The Company controls this risk by monitoring the collateral values on a daily basis, and by depositing additional collateral with Cowenco or receiving cash when deemed necessary.

The effects of the outbreak of COVID-19 have negatively affected the global economy, the United States economy and the global financial markets, and have disrupted and may further disrupt our

operations and our clients' operations. The effects of the COVID-19 pandemic could in future periods have an adverse effect on our business and financial condition.

11. **Subsequent Events**

The Company has evaluated events through February 26, 2021 and has determined that there were no subsequent events requiring adjustment or disclosure to the financial statement.